Via U.S. Mail and Fax
Mr. Gary Gatchell
Executive Vice President and Chief Financial Officer
Carrier Access Corporation
5395 Pearl Parkway
Boulder, CO 80301

        March 8, 2006

 RE: Carrier Access Corporation
   Form 10-K for the fiscal year ended December 31, 2004
   File No. 000-24597

Dear Mr. Gatchell:

 We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director